UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Akesis Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
530724509
(CUSIP Number)
John T. Hendrick, Chief Financial Officer Akesis Pharmaceuticals, Inc. 888 Prospect Street, Suite 320 La Jolla, California 92037 (858) 454-4311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 25, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Schedule 13D
1 NAME OF REPORTING PERSONS:
Kevin J. Kinsella
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only):

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS:
OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	11,632,658 (1)
8 SHARED VOTING POWER
None
9 SOLE DISPOSITIVE POWER
11,632,658 (1)
10 SHARED DISPOSITIVE POWER

None
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,632,658 (1)
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6%
14 TYPE OF REPORTING PERSON:
IN
Footnotes:

(1)
Includes: (A) 7,670,442 shares of Common Stock held of record by Avalon Ventures VII, L.P.; (B) 2,834,275 shares of Common Stock held by Mr. Kinsella in a trust for which Mr. Kinsella is the trustee; (C) 1,102,941 Warrants to purchase Common Stock held of record by Avalon Ventures VII, L.P.; and (D) 25,000 Warrants to purchase Common Stock held by Mr. Kinsella in a trust for which Mr. Kinsella is the trustee.  Mr. Kinsella is the managing member of Avalon Ventures VII GP, LLC, which acts as the general partner of Avalon Ventures VII, L.P. As a result, Mr. Kinsella may be deemed to be the beneficial owner of the shares held by Avalon Ventures VII, L.P.  However, Mr. Kinsella disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D dated December 20, 2004, as amended by Amendment No. 1 filed on April 14, 2005 and Amendment No. 2 filed on December 1, 2006 (the “Statement”) of Kevin J. Kinsella with respect to common shares, par value $0.001 per share, of Akesis Pharmaceuticals, Inc. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

An aggregate of 2,352,942 shares of common stock of the Company were acquired on March 25, 2008 by Avalon Ventures VII, L.P. (the “Avalon Fund”), at the purchase price of $0.85 per share for an aggregate purchase price of $2,000,000.70. This purchase was made pursuant to the Securities Purchase Agreement dated March 25, 2008, by and among the Company and the Avalon Fund (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Company also issued a warrant to the Avalon Fund to purchase 352,941 shares of Common Stock exercisable at a price per share of $0.85. The source of funds for the Avalon Fund’s purchase was the investment capital of the Avalon Fund.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           The Filer beneficially owns a total of 11,632,658 shares of Common Stock, representing approximately 44.6% of the outstanding shares of Common Stock, consisting of (i) 2,834,275 shares of Common Stock held in trust; (ii) a warrant to purchase 25,000 shares of Common Stock held in trust; (iii) 7,670,442 shares of Common Stock held by the Avalon Fund; and (iv) warrants to purchase 1,102,941 shares of Common Stock held by the Avalon Fund. The Filer is a managing member of Avalon Ventures VII GP, LLC, which acts as the general partner of the Avalon Fund. In the foregoing capacity, each of Avalon Ventures VII GP, LLC and the Filer has full voting and investment control with respect to the shares held of record by the Avalon Fund. As a result, the Filer may be deemed to be the beneficial owner of Company securities held by the Avalon Fund. However, the Filer disclaims beneficial ownership of all shares held of record by the Avalon Fund except to the extent of his pecuniary interest therein.

The percentages of Common Stock owned by the Filer, as reported above, have been calculated pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act and based on an aggregate of 26,061,767 shares of Common Stock which includes 24,933,826 shares of the Company’s Common Stock outstanding as of March 25, 2008, 25,000 shares of Common Stock issuable pursuant to an outstanding warrant held by the Filer, and 1,102,941 shares of Common Stock issuable pursuant to outstanding warrants held by the Avalon Fund.

(b)           The responses of the Filer to Items 7 through 11 of the portions of the cover page of this Amendment No. 3 which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c)           Below is a list of transactions in the Company’s Common Stock since December 1, 2006, the Filer’s most recent filing on Schedule 13D.

Party	Date	Amount Bought (Sold)	Price per Share	Where & How Effected
Avalon Fund	8/16/07	10,000	$0.48	Open Market
Avalon Fund	8/16/07	10,000	$0.47	Open Market
Avalon Fund	8/16/07	5,000	$0.46	Open Market
Avalon Fund	8/16/07	10,000	$0.45	Open Market
Avalon Fund	8/17/07	5,000	$0.47	Open Market
Avalon Fund	8/20/07	5,000	$0.50	Open Market

Avalon Fund	8/20/07	5,000	$0.51	Open Market
Avalon Fund	8/21/07	10,000	$0.56	Open Market
Avalon Fund	8/21/07	10,000	$0.54	Open Market
Avalon Fund	8/21/07	35,000	$0.50	Open Market
Avalon Fund	8/22/07	5,000	$0.51	Open Market
Avalon Fund	8/22/07	5,000	$0.50	Open Market
Avalon Fund	8/23/07	15,000	$0.50	Open Market
Avalon Fund	8/24/07	5,000	$0.51	Open Market
Avalon Fund	8/28/07	5,000	$0.47	Open Market
Avalon Fund	8/29/07	10,000	$0.48	Open Market
Avalon Fund	8/30/07	10,000	$0.50	Open Market
Avalon Fund	8/30/07	5,000	$0.48	Open Market
Avalon Fund	8/31/07	17,500	$0.50	Open Market
Avalon Fund	9/4/07	5,000	$0.46	Open Market
Avalon Fund	9/4/07	5,000	$0.47	Open Market
Avalon Fund	9/4/07	5,000	$0.48	Open Market
Avalon Fund	9/5/07	5,000	$0.47	Open Market
Avalon Fund	9/5/07	5,000	$0.47	Open Market
Avalon Fund	9/5/07	5,000	$0.47	Open Market
Avalon Fund	9/5/07	5,000	$0.49	Open Market
Avalon Fund	9/6/07	5,000	$0.46	Open Market
Avalon Fund	9/6/07	5,000	$0.48	Open Market
Avalon Fund	9/6/07	5,000	$0.49	Open Market
Avalon Fund	9/6/07	5,000	$0.48	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market

Avalon Fund	9/10/07	5,000	$0.50	Open Market
Avalon Fund	9/10/07	5,000	$0.50	Open Market
Avalon Fund	9/10/07	5,000	$0.50	Open Market
Avalon Fund	9/11/07	5,000	$0.50	Open Market
Avalon Fund	9/11/07	7,500	$0.53	Open Market
Avalon Fund	9/12/07	5,000	$0.55	Open Market
Avalon Fund	9/12/07	5,000	$0.55	Open Market
Avalon Fund	9/12/07	5,000	$0.59	Open Market
Avalon Fund	9/13/07	5,000	$0.65	Open Market
Avalon Fund	9/13/07	2,500	$0.67	Open Market
Avalon Fund	11/19/07	10,000	$0.72	Open Market
Avalon Fund	11/19/07	10,000	$0.73	Open Market

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2008

/s/ Kevin J. Kinsella
Kevin J. Kinsella